Filer: Tyco International Ltd.
                                Pursuant to Rule 425 under the Securities Act of
                                   1933 and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                            Subject Company: Sensormatic Electronics Corporation
                                                     Commission File No. 1-10739


Investors are advised to read the registration statement on Form S-4, the Schedule TO, the preliminary and final prospectus and other documents relating to the exchange offer that will be filed by Tyco with the Securities and Exchange Commission. Sensormatic stockholders are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Sensormatic regarding the offer. Investors may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Tyco and Sensormatic with the SEC at the SEC's web site at www.sec.gov. These documents contain important information, which should be read carefully before any decision is made with respect to the exchange offer and the merger. These documents may also be obtained from Tyco or from Sensormatic by directing requests to Tyco International Ltd., The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08 Bermuda, tel: (441) 292-8674; or to Sensormatic Electronics Corporation, 951 Yamato Road, Boca Raton, FL 33431-0700, tel : (561) 989-7000


                       TYCO INTERNATIONAL CONFERENCE CALL

                                 August 3, 2001
                                  9:00 a.m. EDT




Moderator         Welcome to the Tyco International Conference Call.  At this time, all participants are in a listen-only mode. Later, we will conduct a question and answer session.
                  Instructions will be given at that time.

                  As a reminder, today's conference is being recorded.

                  I would now like to turn the conference over to your host, Mr. Dennis Kozlowski, Chairman and Chief Executive Officer of Tyco International.

D. Kozlowski      Good morning, everybody.

                  I'm here this morning in New Hampshire with Mark Swartz and Jack Blackstock, as well as other members of Tyco's management.

                  During this call, we'll be providing forward-looking information. I suggest that you refer to our press release and SEC filings for the cautionary language concerning forward-looking statements.

                  This morning we announced the acquisition of Sensormatic for roughly $2.3 billion. This will be an excellent deal for us and broadens our product offerings in the security business. It offers substantial cost synergies; it brings in-house global leading manufacturing and technology; and it is immediately accretive by at least $0.03 per share during the first year of our ownership.

                  Before talking about Sensormatic, let me give you a brief update on trends since our earnings conference call a few weeks ago. Our organic growth in fire and security business remains very strong, and we're achieving healthy, incremental margin improvements on this growth. Health care is also very healthy for us. It is not being impacted in any way by the economic slow-down. Cost take outs at Mallinckrodt, combined with the high, single-digit organic revenue growth will deliver record results for us this quarter.

                  Tycom will show substantial capacity sales for the first time this quarter now that the Atlantic leg of the system is fully operational. On a different front for Tycom, we are concerned about the visibility of Flag's financing for the Pacific project. We believe that they may at least be delayed in the financing or possibly not proceed at all. We are going to assume the latter.

                  With that said, we are aggressively proceeding with the project ourselves and remain very confident that the line will be a large, financial success for us. Beyond that Tycom will hit its bottom line number for the year, and we remain comfortable with the projections for next year.

                  Our recent acquisitions, CIT and SecurityLink, are being quickly integrated into Tyco, and we are seeing the cost savings that we anticipated. On the CIT front, at the time we announced the acquisition we talked about $30 million of cost savings; to date, we have achieved about $110-120 million, and will probably wind up with something in excess of $150 million of cost savings, as well as accomplishing the other things that we had spoken about on the conference call. CIT is proceeding very, very well with us, and that division will probably soon be known as Tyco Financing or some other related name.

                  In electronics, the week to week orders continue to be volatile. We continue to cut costs through plant consolidations and re-engineering the business. We believe that we are getting market share in a number of markets. That said, we are anticipating, and our models plan, to have revenue decline over the next few quarters due to market conditions. However, all in all, we remain very comfortable with our guidance of $2.77-2.78 per share for our fiscal '01, which closes on September 30th of this year, which will represent about a 27% increase versus last year.

                  For fiscal year 2002, we continue to believe that $3.45 per share is a reasonable estimate, but as we said on the conference call we will allow for a range between $3.20-3.60 depending upon whether the electronics industry declines more sharply than we expect or if it should rebound a bit.

                  That's an update and a summary of Tyco's activities for now. Now, let's get back to today's announcement.

                  We are buying Sensormatic for $24 per share, or roughly $2.3 billion. The deal is a stock for stock purchase, with the $24 price fixed. There is a walk-away at $46.25. This effectively creates a floor exchange of 0.52 Tyco shares per Sensormatic share were our stock to average less than $46.25 per share during the measurement period.

                  We are assuming about $281 million of net debt and preferred stock and anticipate about $150 million of purchase accounting adjustments. We expect the transaction to close around the end of October.

                  Let me briefly describe Sensormatic to you. The revenue mix - roughly 55% comes from the US and 45% outside of the US, primarily Europe. About 20-25% of revenues comes from pure consumables and maintenance, while another 14% comes from the sale of tags. Sensormatic operates in three major areas: one, is electronic surveillance, or EAS, which is about 56% of revenues. The company manufacturers sensing equipment placed in stores as well as tags and labels put on products. This is about a $1.5 billion market, growing at about 8-9% annually.

                  Sensormatic is a leader in the market, roughly two times larger than the next largest competitors. Sensormatic is in over 90,000 stores. The firm has leading technology such as acoustical magnetic system and new RFID products. There is a fair amount of embedded growth in this business. Based off recent contract wins with enterprises like Coles Myer, Staples, J Crew, Galleries Lafayette, and David Jones. Also the company is now opening the door on a huge new market in food retailing with a new agreement at Kroger markets.

                  Video surveillance is the second part of the company with about 24% of revenues. Sensormatic manufactures a full line of domes, controllers, multiplexers, and digital recorders. Roughly half the business is tied to the retailing industry with the remainder broadly spread with everything from airports to hotels and casinos. This is about a $1.3 billion market, and the company has roughly a 20% share.

                  The market is now shifting from analog to digital products, which is creating demands for upgrades on top of general growth. Access control is about 5%. Sensormatic is number two in this highly fragmented market, having about a 12% market share. The business is very complimentary with our Simplex Access Control operation.

                  Cutting across all three business lines is about 15% of services. Roughly half is recurring revenues and service.

                  In Sensormatic, the near-term financial returns from the deal are quite attractive. But the real impetus behind the deal is the long-term strategic opportunities created through the merger. The deal vastly expands the distribution of Sensormatic products through the use of our ADT sales force. ADT has over 5,500 sales people, while Sensormatic has about
                  500. We believe there's a huge opportunity in smaller, regional retailers that have not been addressed by either Sensormatic or its competitors.

                  Sensormatic creates a fully integrated fire, security, and access product line, which will clearly strengthen Tyco's competitive position. This may also broaden the market by creating less expensive systems that can accomplish multiple tasks for the smaller sized commercial customer.

                  Sensormatic also enhances our recurring revenue and monitoring business. Sensormatic's video technology offers increased opportunities for remote and mechanical monitoring. Also, we should be able to improve the efficiency of our respective service operation by increasing customer density.

                  Finally, the deal will move us into the business of manufacturing security products on a leading platform with top-notch technology. The move is somewhat akin to our acquisition of Simplex early this year. Simplex brought in-house the ability to manufacture electronic fire systems, which was an obvious fit with our leading fire contracting business.

                  Turning to the near-term financials, we expect Sensormatic to add at least $0.03 per share to earnings, and $0.04 per share to free cash flow during its first year with Tyco. We see the opportunity to reduce costs in Sensormatic by over $160 million, with about 75% of this materializing within the first 12 months. There will be $85 million taken out of G & A cost. This figure includes both headquarters' cost and the substantial amount of redundant regional administration. For example, we are likely to merge 25-30 of our field offices.

                  We'll reduce about $25 million from manufacturing and distribution. For example, we have large distribution centers in the US and Europe, which will be combined.

                  We have $20 million from in-sourcing equipment that we previously purchased from other suppliers. We have $19 million from combining our servicing networks, eliminating redundancies and gaining density benefits. And we have about $11 million in duplicative R & D activities that are taking place at both Tyco and Sensormatic.

                  Another financial merger benefit, which is not in these numbers at all, is the ability of CIT to improve Sensormatic's asset efficiencies. Sensormatic uses CIT right now, and has historically carried large, short and long term customer receivables tied to various financing plans. Moving such programs into CIT can release about $175 million in capital for other uses. Please note, however, that all the credit decisions will rest, as always, with the people at CIT, making certain that there's an arms-length credit worthy transaction here, and credit decisions will not be made by Sensormatic or ADT sales people.

                  Finally, I want to anticipate the question why this is structured as an equity deal as opposed to a cash transaction.

                  We used stock because, number one, the seller demanded it, hoping for upside on the stock; two, it enhances our ability to structure the deal in a tax efficient manner on an ongoing basis, keeping Tyco's overall tax rate in the mid- to lower-20's. And finally, with CIT, the improved balance sheet only strengthens our position.

                  I'd like now to open this call up to any questions or comments you may have on Tyco or the Sensormatic deal, in particular.

Moderator         Our first question comes from the line of Jack Kelly with
                  Goldman Sachs.

J. Kelly Two questions: Who is number one, and what's their share in access control?

                  And secondly, what in the last 2-3 years has been the organic growth in Sensormatic, as in what do you think you can get it to within some reasonable period of time?

D. Kozlowski      Honeywell is probably number one is access control with
                  about 25% of the market, Jack. And on the organic side, I'd say it's probably 6-7% over the last two years.

J. Kelly And where do you think you can get that to go, looking out a year or so?

D. Kozlowski      We think we can get it, certainly,  into  double-digits in the
                  10-12% kind of range as we expand on a worldwide basis and are able to use the full complement of the ADT sales force all over the world to be able to install and implement the equipment that Sensormatic has.

J. Kelly          You're still going to retain their full 500 in sales force?

D. Kozlowski      Yes, positively.

Moderator         Our next question is from the line of Bart Ware with Winslow
                  Capital.

B. Ware A couple of questions: Where is this going to be from a management standpoint. What's the structure there?

D. Kozlowski      That's coming under Jerry Boggess in our Fire and Security business, and it will be combined with Mike Snyder and a group of people at ADT.

B. Ware           OK, so he's the leader?

D. Kozlowski      Yes, he is.

B. Ware And as long as we have you, on the electronics side, can you just--you said order rates are spotty. Would you characterize them deteriorating in Europe or any more color, especially, on the US side of the house as well?

D. Kozlowski      We don't see them  deteriorating any more to the guidance that we previously gave you. It is spotty, Bart, where on one week we'll exceed what we anticipated and the next week we will fall short. July came in where we were on plan, and there were no disappointments in July from our plan, and we continue to watch it on a week to week basis.

B. Ware And then the third question on Sensormatic's, you said recurring revenues is what percent?

D. Kozlowski      It's about 20% of the business.  That overall segment, if
                  you look at fire and security ...$10.5 billion before Sensormatic, roughly half of the business is recurring revenues. And this billion-one, billion-two in sales, it will add to that. We'll probably still stay pretty close to 50% of recurring revenues for the segment.

B. Ware And will you look at taking the service component up higher...?

D. Kozlowski      Yes, we will.  That's a big emphasis of ours and that's the direction that we'll be driving the business.

B. Ware           Thank you very much.

Moderator         Our next question is from the line of Robert Cornell with
                  Lehman Brothers.

R. Cornell        This is the first sort of product type of acquisitions you made in the security area, and you've indicated in the past that indication to move, say, away from products. You can buy products from a whole bunch of people, emphasize recurring revenue. Does this mean you might look a little more favorably about, for the products business to handle the whole critical mass you mentioned?

D. Kozlowski      Yes, if you really look back, Bob, Simplex has products in the panel and other products on the security side, on the safety side, anyway, where the products are obviously the leader, where we can put some money into R & D and maintain that leadership position, we are comfortable with the products there. In some of the areas that, products that we installed within ADT there is some jockeying around of people, leapfrogging one over another with technology in areas where there is no clear cut discernible market leader.

                  But in this case, Sensormatic certainly is, and they certainly are by a significant margin. They're leaders in electronic surveillance equipment as well as in their video surveillance equipment. So, we're really comfortable with the domes, controllers, multiplexers, digital recorders, and the products they are manufacturing. We will add to that, that the products are getting smaller, they're getting less expensive, and really fit right into our abilities to manufacture electronics and then ultimately install monitoring and get recurring revenues from them.

R. Cornell        I understand.  I have a question for you or Mark.  When are you guys going to start indicating that the appropriate
                  earnings for Tyco are the cash earnings as opposed to
                  earnings including goodwill.  I mean, 3.20 to 3.60 is a
                  with goodwill number, yet I think beginning the March
                  quarter we're....

D. Kozlowski      That's a good point. Bob.

M. Swartz         We actually, beginning with our first quarter of fiscal
                  '02, which will be ending December 31, we'll be under the new basis of accounting. We have an analyst's meeting set up for the week of September 11th, and we'll be walking everyone through the differences between the old and new accounting. But as you said, the number we're giving right now is prior to the goodwill, which is an incremental, approximately $0.25-0.30 per share is the guidance we're giving.

D. Kozlowski      So the $3.45 is really $3.75 for next year with the
                  goodwill.

R. Cornell        Yes, so I mean,  First Call at some point over the next couple of months and for yourselves and others is going to have to adjust those reported numbers, right?

All               Right.

R. Cornell        Because up until now you're still using guidance that
                  includes goodwill.

D. Kozlowski      Correct.

M. Swartz         And the only  reason  we're still doing that Bob is given that the fourth quarter is not done yet and it will be under the old basis, we want everything to be on an apples to apples basis as people look at us.

R. Cornell        So, the first quarter, the December quarter will be under
                  the new basis?

M. Swartz         Yes, it will be.

D. Kozlowski      And it will have $0.07-0.08 of incremental earnings in
                  there from the goodwill.

R. Cornell        Interesting.  Thank you.

Moderator         Our next question is from the line of Ted Wheeler with
                  Buckingham Research.

T. Wheeler        Good morning and congratulations.

                  Sensormatic has a position in radio frequency identification technology. Have you looked into that? I know it's a down the road sort of thing. But have you looked into it in context to this deal and do you have any sense of how quickly that could become a factor?

D. Kozlowski      Yes, we have.  Mark can give you some details on it.

M. Swartz         We are very excited about the relationship they have on
                  RFID, and do believe that it will offer Sensormatic additional growth opportunities as it goes forward. We like that are on the acoustic magnetic side they are a leader, that they have the opportunity on the technology side with RFID, and what I think you're getting towards is that is a future area that we see for growth and technology usage. We believe Sensormatic will provide us nice base in that area.

T. Wheeler        There's  several  trials  going  on.  Everyone's  been  pretty secretive about it. Do you think those trials are going to be expanded in the next 6 months or do you think anything will come of a commercial adoption on this technology in that time frame? Or is it years down the road?

M. Swartz         We think  with our moving in also into  Sensormatic  right now and continuing to invest in that area and focus as we always do on the R & D side that we will be able to see something in that within the year to year-and-a-half time period. And we are looking at making sure that Sensormatic will be a leader in that area.

T. Wheeler        Thanks.  Great.

Moderator         Our next question is from the line of Brian Langenberg with
                  First Union Securities.

B. Langenberg     Good morning.

                  I want to explore a little bit in terms of the synergies. Talking about national accounts and these smaller accounts, first question is in looking in their "K" it says they serve 93 of the top 100 retailers. Just wondering if you have some similar data on your existing security business, how much synergy there is in large accounts and if the sale for these types of products are sold to the same people that buy fire and security in the large accounts.

                  And then when we talk about taking this into the smaller retailer, wondering roughly what the up-front cost is, which of course you can get financed anyway, for a smaller retailer. And is there much training that's going to be required to train your ADT sales force to sell this third product?

M. Swartz         First talking about where it ends up getting sold into,
                  it's similar to the same people that are buying our existing ADT security products, as compared to the fire protection side, which is a different area. So, we do see in looking at the ADT here in the US, as well as worldwide, having many similar customers on the large size. What we are going to be able to do right now is expand upon the sales force and also be able to offer a product one stop service satisfaction level for customers and be able to see, we believe, a much broader offering of our product.

                  When you go down to the small, mid-market area, that is an area that ADT has been very successful with. Outside of the United States we've been focusing on that and that is a sales force that we have already invested in in the security side, and now we see being able to allow them to offer this product also.

                  We have tried this on a smaller basis in Germany where we did make an EAS acquisition during the past year, and we have had tremendous amount of synergy in that area as far as increasing the number of units that are sold of the EAS to our existing customer base, and the cross-selling has worked extremely well. That is the test market where we ended up looking at it on a day to day basis and Sensormatic is the leader in this area, and we believe that by combining these two groups we'll be able to improve the performance of both companies.

D. Kozlowski      And the training is negligible ....  We'll be able to get
                  our 5,500 sales people up to speed quite quickly, probably within a few days of training. The sales force is outsourcing some of these products now. We're not aggressively pursuing because we don't do this, but at times the contracts do call for a Sensormatic type of product, especially, cameras and video surveillance such as we've been doing at airports recently, the five airport contracts we've gotten in the last couple of months. So, a lot of these products will fall right in there and we'll be able to get this sales force up to speed immediately with Sensormatic's 500 person sales force.

Moderator         Our next question is from the line of Harriet Baldwin with
                  Deutschebank.

H. Baldwin        In terms of the overlap in R & D, is most of that on the
                  RFID side? Does MAcom have some technology that you could use to accelerate Sensormatic's roll-out of that technology?

D. Kozlowski      Possibly, Harriet.  But that's not what we were really
                  referring to, to the R & D. The R & D we had was really in some access control that we were doing at our ADT operations where we have active R & D going on in that area.

                  We would be looking at MAcom for technology, but none of that was thought about for the purposes of this call.

H. Baldwin        OK. I know that recently  Sensormatic  made a little bit of an adjustment to the timing of their sales. Just talk a little bit, Mark, about how you guys got comfortable with what timing should be in terms of your due diligence.

M. Swartz         We did the same level of due  diligence  that we do on all the acquisitions, and it included also revenue recognition. And the issue with revenue recognition that's coming up with Sensormatic is a result of SAB 101. And in that Sensormatic had a June 30 fiscal year; they did adopt it, and came out with that this week.

                  We spent time individually looking at the SAB 101 results, and also talked to their auditors, PWC, and got very comfortable that they did pick up the appropriate level for revenue recognition under SAB 101 and the transition effect. And the numbers that they gave earlier this week, when they talked about their expected results, does include the effects of SAB 101, which was a negative for them of around $0.08-0.09, and that is all reflected in the number they gave for guidance next year, and then also, of course, what we are giving today.

H. Baldwin        And it looked like on the top line the difference was a
                  little bit less extreme than it was on the net income line. Is that the right way to think about that transition impact?

M. Swartz         Yes,  due to some other  issues that were going on at the same time. The net effect, they had a pick-up also from goodwill amortization that became part of that net transition effect also.

H. Baldwin        Thanks for the clarification.

Moderator         Our next question comes from the line of Tom Van Buskirk with
                  Silverado Capital Management.

T. Van Buskirk    Could you just go over a couple of details.  Could you say what regulatory approvals you require, particularly, any you may require outside of the United States?

                  And second, I'm curious about the terms of the cap because the language seems a little different in saying that if Tyco goes below the trigger there's either a walk or Sensormatic must accept a fixed ratio instead of it being an automatic feature.

                  Does anything special account for that difference, or do I just not understand it?

M. Swartz         No, nothing special accounts for that difference.  It's
                  just an approach based on negotiation and where we ended up as far as Tyco stock being below the 46.50.

                  As far as the regulatory approvals, it's all the ones that you typically would expect, governmental approvals.

T. Van Buskirk    So, you'd need Hart-Scott, obviously.  But what about
                  overseas, outside of the US?

M. Swartz         Yes, given the size we are and as far as the ... goes, we
                  do end up going for approval on just about every acquisition.

Moderator         Our next question is from the line of Steve Reneri with Soros
                  International.

S. Reneri         Question answered.  Thanks.

Moderator         The next question is from Brett Patowski with Tiedeman
                  Group.

B. Patowski       Hello.  Congratulations.

                  When do you expect to launch the first exchange offer, and when do you expect the first exchange offer to end?

M. Swartz         I'm sure  we'll  move as  quickly  as  possible  in doing  the appropriate filings with the SEC and once we get through that in a very expeditious manner we'll go ahead and circulate documents. We do believe closing in the October time period is reasonable.

B. Patowski       Is the only overlap taking place in the access control
                  business?

D. Kozlowski      Yes, and that's very, very small overlap.  There's hardly
                  any overlap here at all.  It's all very complimentary.

B. Patowski       What's the combined market share in access control?

M. Swartz         Minimal.

D. Kozlowski      It's less than 20%.

B. Patowski       And are you going to wait for proxy to get cleared before
                  you launch the exchange offer?

M. Swartz         Most probably.

B. Patowlski      OK, so it shouldn't launch for at least another 30-45 days or so?

M. Swartz         No way to know.

B. Patowski       And just on the Bard transaction, what's the ratio on that.

M. Swartz         We did finish the measurement period last night and I do
                  not have that with me today. However, I do believe there is a call-in number that you can receive that information.

B. Patowski       Thank you very much.

R. Cornell        Dennis,  you  mentioned  the  pipeline  for  acquisitions  was relatively  full  last time we spoke on a  conference  call of
                  some   sort--maybe   earnings.   Would  you  characterize  the
                  constitution of that pipeline? Is the Street going to find we've got complimentary deals like Sensormatic, or do we have some surprises coming?

D. Kozlowski      There's absolutely no surprises coming,  Bob. Anything that we have been looking at or are looking at, we'll talk about, will be complimentary deals and real nice tuck-ins like you're looking at here. So, there's nothing at all that's going to surprise anybody.

R. Cornell        A question for Mark, what's the status of the negotiation with
                  Thomas and Betts around the OEM products balance sheet. I would have thought that the one-year fuse and that would have been done and you'd be through arbitration and be close to an answer there.

M. Swartz         Unfortunately, we do not dictate how quickly arbitrators
                  end up looking at it. From everything we have found, everything that has been argued, we continue to be extremely comfortable that our position is the appropriate one. It's approximately a $30 million difference--very significant--for the Thomas and Betts folks, and that is why
                  I think it is being dragged out. However, we do believe that at the end of the day we will be successful with that.

                  Also, I'm just jumping in right now, Bob. We did call the number and the exchange rate for Bard, the ratio is 1.1280 for anyone who is interested.

Moderator         Our next question is from the line of Jeff Kessler with Lehman
                  Brothers.

J. Kessler        I just want to say that from ADT to Sensormatic, you keep
                  buying all my companies out from me.

                  My main questions were around access control. They've been mainly answered, but could you go into the overlap in access control and what you bring to that area and what you think Sensormatic brings to you?

D. Kozlowski      Sensormatic brings products and a reputation in the field
                  of video surveillance, access control. We bring good worldwide market coverage. As we spoke before of our over 5,500 sales people on a worldwide basis, we're going to be able to pull the products, the three product lines of Sensormatic, into our fire and security; give our customers a one-stop solution for everything they need for security.
                  That's from access, surveillance, control.

                  We built a model for this in Germany recently and it works quite well and we're going to be able to expand this model that we had been working on in Germany on a worldwide basis now with the high quality product lines and technology of Sensormatic. Between Sensormatic, Simplex on the panel side, ADT on the monitoring side, we'll be able to tie all these into one, neat, combined solution for our customers.

                  And we've done this on a staggered basis. We didn't try to do all this at one particular point in time, and we've been able to slowly integrate it. We do have the management capabilities and availability to make all these things happen for our customers.

J. Kessler        Are you going to continue the, Sensormatic has gotten a
                  sponsorship. They're going to have a big presence at the Winter Olympics. Are you going to brand this as Sensormatic or is Tyco at the Winter Olympics?

D. Kozlowski      I know  Sensormatic  has a commitment to the Winter  Olympics.
                  They're the official  security  provider in Utah. I don't know
                  if  we're  going  to  parlay   Tyco  on  that,   it  would  be
                  Tyco-Sensormatic,   or  what  have  you.  Since  Sensormatic's
                  already paid for it, it's in there and we'll probably leverage the Tyco name in some way.

Moderator         Our next question is from the line of Barry Bannister with
                  Legg Mason.

B. Bannister      Alot of my  questions  have been  answered.  A couple of quick ones: First, is there an overlap in RFID between the MAcom business and what Sensormatic already does? We've been talking about access control overlap, but I hadn't heard anything about RFID overlap.

D. Kozlowski      We spoke about this a few minutes ago, Barry.  We don't
                  know of, or think there's any overlap between MAcom and RFID technology at Sensormatic, but we will be taking a look at that.

B. Bannister      And when I look at Sensormatic's  growth plans and how they're going to grow the top line to meet your goal, I'm trying to get a handle, given the company's history of how they're going to grow that fast.

                  It seems like you have a lot of opportunities. If I were to describe them this way, would it sound about right to you, and could you add some more if I'm wrong: One, you're going to probably take this RFID into retailers and into other applications like grocery and that's a high, value-added, more expensive solution. And then second, you're going to go more international, especially non-

                  Europe. And then third you're going to try to penetrate more of the small retailers with these simple acoustic magnetic systems. Is that sort of how you see the marketing?

D. Kozlowski      Exactly, Barry.  We are going to take the RFID into
                  retailers, as we talked about the Kroger supermarket.
                  That's a whole new area for Sensormatic and Sensormatic products. And since we are already in a lot of grocery on the ADT Tyco security side, we'll be able to pull that product in we believe much more rapidly with our sales force.

                  We will be expanding these product throughout Asia, and Sensormatic is a player in Europe right now but we can make them a more significant player in Asia. And with our 5,500 sales force, we'll be able to go to the smaller retailer and hit a lot of places in the world that Sensormatic just has not gotten to.

B. Bannister      So, all three of those are viable.

D. Kozlowski      That's correct.

Moderator         Our next question is from the line of Brad Galko with Pioneer
                  Investments.

B. Galko Mark, given that there's been some accounting changes recently at Sensormatic, could you just tell us what free cash the business generated in the year just ended, and what you're looking for in the first year?

M. Swartz         The most recently  completed  year was just about $100 million free cash flow. We look at more than doubling that over the first year that we end up owning their business. And when you look at the cost opportunities that we have with the business and their base free cash flow, we think that's a very do-able number.

                  We also have the one-time opportunity to pull down working capital to a much more appropriate level from our perspective, and that's about $150 million of one-time, above and beyond, the free cash flow that will be generated from the business.

D. Kozlowski      We have time here for one more question.

Moderator         Our final question comes form the line of Jeffrey Sprague with
                  Salomon Smith Barney.

J. Sprague        A couple of quick things: Dennis, you characterized July in electronics being on plan. I assume that means roughly down 15. I'm not sure if you were talking about sales or orders. The reason I ask the question, I see Bishop is actually reporting that some electronics guys are talking about connector book to bills improving in July. I'm trying to discern if there's some trends there, if you saw, if you can compare and contrast your order activity versus your sales activity in the month.

D. Kozlowski      We were on plan. It wasn't down quite 15. But we met our sales plans and our EBIT plans for the month, which is a good thing.
                  So, we're tracking comfortably toward where we need to get to in order to produce the numbers that we said we'd make this quarter.

                  We're very comfortable with where the downturn is on the telecommunications side of electronics, and the business progresses along with our plan.

                  There may be a tad more optimism in electronics now than there has been but it's way too early to project out into any tangible results.

J. Sprague        But orders and sales would have roughly tracked each other in the quarter as they are in the month, is that correct?

D. Kozlowski      That's correct.

J. Sprague        What form does service  actually take in Sensormatic?  Is that keeping the underlying electronic equipment that monitors the flow of these tags in and out of the store up and running, or is there some other element of service.

D. Kozlowski      That's an important part of the service, much the same way we inspect fire sprinkler systems in other areas. We're inspecting and servicing the equipment as well as providing the consumable tags.

J. Sprague        Right.  I assume the consumables is actually the larger
                  part of what you're calling service? Or are there two, distinct things that you're spiking out here when you talk about service?

D. Kozlowski      It's about half and half, Jeff.  Half is service and about half is consumable tags.

J. Sprague        And so on your comment about Flag, I guess you were looking to avoid about, I believe it was about $400 million in cap-ex over the next year if you've collaborated with them. Should we consider that $400 million kind of back on your books, or is there something else there?

D. Kozlowski      Up or down, I would consider it back on our books.  And I
                  would consider us to be one of the last people standing here in this business.

                  While our competitors are falling by the wayside here, which is no big surprise from the time that we came out with the IPO, because of their inability to get financing in this market, we being the fully integrated provider, manufacturer, having raised $2 billion for the systems and we're selling circuits right now. We do have a third party backlog. Our business is good and we continue to be optimistic about it. We'll have a good year with it this year, and the next few years I think are going to be very, very good for Tycom.

J. Sprague        What do you think  happens with that cable that's in the water that belongs to people like 360 and the like that aren't making it. Does it languish in the water? Or do folks like you buy it at cents on the dollar at some point?

D. Kozlowski      All those things are possibilities.  It could languish or
                  it can be bought. I think all those options will be looked at.

J. Sprague        Thanks a lot.

D. Kozlowski      Thank you very much for you time and attention this morning.

                  Just to reiterate, we're comfortable with Tyco's projections for the quarter and the year. Our fire and security business is doing very well, as well as are our health care business. CIT is better than on-track for us. Tycom, even with some disappointments in Flag financing, will make its year. And we're well positioned to go ahead here. We remain very bullish about next year. We feel good about where we are, primarily, because of our strong recurring revenues and really coming on strong Health care business for us, and Sensormatic will certainly add to our success and our results for next year and become an important part of our fire and security systems.

                  Thanks again for your time and attention this morning.